Exhibit 99.4

Bragg Gaming Group Expands Proprietary Content Reach with Brazino777 Across LatAm

Partnership with Key Regional Operator Drives High-Margin Revenue

TORONTO-December 3, 2025 -Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a supplier of iGaming content and technology today announced a content distribution agreement with the Brazino777 network to supply its high-margin exclusive online casino content (RGS) across regulated LatAm markets, including Mexico and Brazil.

Bragg’s exclusive content pipeline includes online casino content developed in-house by studios including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic.

Brazino777 is the people’s casino – rooted in local culture and instantly recognized through its ‘Jogo da Galera’ jingle, known across Brazil. With one of the fastest withdrawal rates in the market, Brazino777 provides the level of convenience players genuinely value.

By securing distribution with this prominent regional operator, Bragg is executing the strategy to globally grow proprietary and exclusive content revenue through expansion of content and both existing and new content partnerships.

The agreement also further augments Bragg’s expanding operations in the LatAm region, particularly in Brazil, where the Company has generated significant revenue and growing market share following its launch in January 2025.

Sara Mosallaee, Regional Director LatAm at Bragg Gaming Group, commented: “Forging strong partnerships in key LatAm markets is essential to sustaining our long-term growth trajectory. This collaboration represents a major step forward in expanding the reach of our proprietary content throughout the region. We are truly excited about this collaboration and confident that it will play an important role in accelerating our growth across the region.”

Andre Medeiros, Country Manager for Brazil at Brazino777, stated: "Bragg’s industry-leading RGS content is a valuable addition to our portfolio in markets like Brazil. As a brand closely connected to local players, we’re always looking to expand the quality of experiences we offer, and we look forward to bringing these high-performing, exclusive games to our audience."

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S., Canada, LatAm and Europe.

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Contacts

For investor enquiries:
Stephen Kilmer
+1 (646)-274-3580
stephen.kilmer@bragg.group

For media enquiries or interview requests:
Robert Simmons, Head of Communications at Bragg Gaming Group
press@bragg.group